SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Momentum Holdings Corporation
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
               -------------------------------------------------
                         (Title of Class of Securities)


                                    11943W106
                                 (CUSIP Number)

                            Dan L. Pixler, President
                             Momentum Holdings Corp.
                        36 West 25th Street, Second Floor
                            New York, New York 10010
                                 (212) 414-2100
    -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 4, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brentwood Capital Corp.
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)


WC
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION


   New York

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7     SOLE VOTING POWER: 1,000,000


  NUMBER OF    --------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER  1,000,000
    PERSON
     WITH
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,000,000

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50%

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14     TYPE OF REPORTING PERSON (See Instructions)            CO

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

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Momentum Holdings Corporation (MMHG"), a corporation organized under the laws of the State of Delaware with its principal executive offices located at 477 Madison Avenue, 12th Floor, New York, New York 10022

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Brentwood Capital Corp., a New York corporation ("Brentwood").

(b) The business address of Brentwood is 477 Madison Avenue, 12th Floor, New York, New York 10022.

(c) Brentwood, a private equity firm, is primarily engaged in the business of providing investment capital and, in partnership with management, advice on strategic issues to the companies in which it makes equity investments. The executive officers and sole director of Brentwood are Charles J. Spinelli, Chief Executive Officer and sole director, Peter T. Arbes, President, Anthony J..Russo, Chief Operating Officer, and Rose E. Betros, Secretary.

(d)-(e)
      During the past five years, Brentwood nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) Each of the executive officers and the sole director of Brentwood are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Brentwood agreed to act as merchant banker to MMHG, in connection with the search for an operating business to consummate a business combination with MMHG. In consideration for these services, Brentwood received and aggregate of 1,000,000 shares of MMHG's restricted common stock, valued at $.04 per share or an aggregate of $40,000.

ITEM 4.     PURPOSE OF TRANSACTION.

         Brentwood, which acquired its interest in the common stock of MMHG in consideration for merchant banking services, acquired its equity interest as an invesdtment .

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof Brentwood owns 1,000,000 shares of common stock of MMHG. According to MMHG's Form 10-QSB Quarterly Report for the period ended June 30, 2002, MMHD'S had 2,000,000 shares of Common Stock outstanding as of July 31, 2002. Based on such number, and as of the date hereof, Brentwood is the record and beneficial owner of 50% of the issued and outstanding shares of MMHD's common stock.

(b) Brentwood has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of MMHG's common stock owned by Brentwood and described in subsection (a) of this Item 5.

(c) No other transaction in the Common Stock of MMHG was effected during the past sixty days by Brentwood.

(d)   Not Applicable.

(e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.




                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002

                     Brentwood Capital Corp.


                    /s/ Peter T. Arbes
                    ------------------
                    Peter T. Arbes, President